August 6, 2024

James E. Harris
Chief Financial Officer
RXO, Inc.
11215 North Community House Road
Charlotte, North Carolina 28277

       Re: RXO, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 13, 2024
           File No. 001-41514
Dear James E. Harris:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Financial Statements
Note 15 - Commitments and Contingencies, page 67

1. We note your disclosure indicating that you do not believe resolution of the matters described under this heading will have a material adverse effect on your results of operations, cash flows and financial position, although also stating that an unfavorable resolution could have a material adverse effect in any of these respects. You mention your obligation to indemnify XPO, Inc. from and against any liabilities, damages, costs, or expenses arising out of or resulting from misclassification claims involving your subsidiary RXO Last Mile, Inc. prior to the spin-off from XPO, Inc. You identify one instance in which the court ruled that your subsidiary had misclassified the plaintiff owner/operators as independent contractors when they should have been deemed employees, and that plaintiffs were granted partial summary judgment in that case.

       Given your disclosure stating that you are unable to determine the amount of possible loss or range of loss, we believe that you should expand your disclosure to specify the amount of damages and penalties awarded in this instance and to quantify the amounts sought by
 August 6, 2024
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       plaintiffs in all related cases or to clarify if damages have not been quantified to comply with FASB ASC 450. Please also disclose when the claims were originally filed, identify the courts where claims are being pursued, describe the current status of the claims and if you have appealed or intend to appeal any ruling by the courts, disclose the timeframe and status of those proceedings. We also believe that you should more clearly convey your assessments regarding the likelihood of loss and whether you have accrued for loss.

       Please submit the disclosure revisions that you propose to address the concerns outlined above and include for our review a summary of any related liabilities and loss accruals, including a roll-forward depicting all changes in each quarter over the last three fiscal years and the subsequent interim period; and if amounts have been accrued, identify the line items where this activity is reported. However, if you have not accrued for any loss related to the misclassification claims, provide us with the assessments that you performed of each claim based on the guidance in FASB ASC 450-20-55-12 and 16, and reconcile your view of the claims as having no merit with the findings of the court.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation